TOUCHSTONE ETF TRUST
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

July 15, 2022

VIA EDGAR

Division of Investment Management United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Rebecca Ament Marquigny, Esq.

Re:    Touchstone ETF Trust (the “Trust”)
File Nos. 333-264194 & 811-23789
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on July 11, 2022

Dear Ms. Marquigny,

The Trust filed a registration statement on Form N-1A on April 8, 2022 (the “Registration Statement”) relating to the registration of the following four exchange-traded funds, each a series of the Trust: Touchstone Dividend Select ETF, Touchstone Strategic Income Opportunities ETF, Touchstone US Large Cap Focused ETF, and Touchstone Ultra Short Income ETF. The Trust received comments regarding the Registration Statement from the staff of the Securities and Exchange Commission on May 12, 2022, and filed a formal response letter on June 17, 2022. The Amendment to the Registration Statement reflecting responses to the staff’s comments was filed on July 11, 2022.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective at 12:00 p.m., Eastern time, on Monday, July 18, 2022, or as soon as practicable thereafter.

In connection with this request, Foreside Fund Services, LLC, the distributor for the Trust, has also signed this letter requesting acceleration.

In support of its request for acceleration, the Trust acknowledges that:

1.     Should the SEC or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the SEC with respect to the filing;

2.     The action of the SEC or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3.     The Trust will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

* * * * *

Thank you for your prompt attention to these matters. If you have any questions, please call Meredyth Whitford-Schultz at (513) 357-6029.

Sincerely,

Touchstone ETF Trust	Foreside Fund Services, LLC

By: /s/ Meredyth A. Whitford-Schultz	By: /s/ Teresa Cowan
Meredyth A. Whitford-Schultz	Teresa Cowan
Secretary of the Trust	Managing Director

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